TSX: POM, AMEX: PLM
1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-11

POLYMET TO PRESENT AT THE AMEX METALS CONFERENCE

Vancouver, British Columbia, April 9, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet”) is pleased to announce its participation in the American Stock Exchange’s Fourth Annual Precious and Base Metals Investor Conference to be held on Wednesday, April 11th and Thursday, April 12, 2007 at the New York Marriott Financial Center.

Douglas Newby, Chief Financial Officer of PolyMet, will make the presentation which will be webcast at http://www.investorcalendar.com/CEPage.asp?ID=115303 at 2:30 EDT on Thursday April 12, 2007. A new PowerPoint presentation has been posted on PolyMet’s website at www.polymetmining.com.

PolyMet’s 100%-owned NorthMet project comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The conference will feature over 36 precious and base metals companies. For a complete schedule, or to register to attend the conference, please contact Beth More of the Amex IR Alliance at (212) 896-1224 or bmore@kcsa.com.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008. No additional equity is expected to be needed to support construction debt financing.

POLYMET MINING CORP.

	Per:	"William Murray"
William Murray, President
For further information, please contact:		Investor Contact:
Douglas Newby		Alex Macdougall
Chief Financial Officer		Macdougall Consultants Ltd.
+1 (646) 879-5970		+1 (519) 887-6625
dnewby@polymetmining.com		amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.